UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

BRONCO DRILLING COMPANY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Classes of Securities)

112211107

(Cusip Number of Class of Securities)

Jennifer M. Grigsby Senior Vice President, Treasurer and Corporate Secretary 6100 North Western Avenue Oklahoma City, Oklahoma 73118 Telephone: (405) 848-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

April 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Chesapeake Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,520,746* (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,520,746* (See Items 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,520,746*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%* (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As of the date hereof, includes the following shares subject to the Tender Support Agreements (as defined below): 4,879,976 Shares (as defined below) over which Third Avenue Management LLC had sole voting and dispositive power on behalf of its investment advisory clients, 4,200,000 Shares beneficially owned by Inmobiliaria Carso, S.A. de C.V. and up to 5,440,770 Shares issuable upon the exercise of the Warrant (as defined below) issued pursuant to the Warrant Agreement (as defined below). Percentage ownership is calculated based on (i) 28,800,059 Shares outstanding, and (ii) 1,554,360 Shares issuable upon partial exercise of the Warrant, representing the maximum number of Shares issuable upon exercise of the Warrant as of the date hereof, in each case, as represented by Bronco in the Merger Agreement (as defined below), as of April 14, 2011.

1	NAME OF REPORTING PERSON Chesapeake Operating, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,520,746* (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,520,746* (See Items 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,520,746*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As of the date hereof, includes the following shares subject to the Tender Support Agreements (as defined below): 4,879,976 Shares (as defined below) over which Third Avenue Management LLC had sole voting and dispositive power on behalf of its investment advisory clients, 4,200,000 Shares beneficially owned by Inmobiliaria Carso, S.A. de C.V. and up to 5,440,770 Shares issuable upon the exercise of the Warrant (as defined below) issued pursuant to the Warrant Agreement (as defined below). Percentage ownership is calculated based on (i) 28,800,059 Shares outstanding, and (ii) 1,554,360 Shares issuable upon partial exercise of the Warrant, representing the maximum number of Shares issuable upon exercise of the Warrant as of the date hereof, in each case, as represented by Bronco in the Merger Agreement, as of April 14, 2011.

1	NAME OF REPORTING PERSON Nomac Drilling, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,520,746* (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,520,746* (See Items 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,520,746*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	As of the date hereof, includes the following shares subject to the Tender Support Agreements (as defined below): 4,879,976 Shares (as defined below) over which Third Avenue Management LLC had sole voting and dispositive power on behalf of its investment advisory clients, 4,200,000 Shares beneficially owned by Inmobiliaria Carso, S.A. de C.V. and up to 5,440,770 Shares issuable upon the exercise of the Warrant (as defined below) issued pursuant to the Warrant Agreement (as defined below). Percentage ownership is calculated based on (i) 28,800,059 Shares outstanding, and (ii) 1,554,360 Shares issuable upon partial exercise of the Warrant, representing the maximum number of Shares issuable upon exercise of the Warrant as of the date hereof, in each case, as represented by Bronco in the Merger Agreement, as of April 14, 2011.

1	NAME OF REPORTING PERSON Nomac Acquisition, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,520,746* (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,520,746* (See Items 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,520,746*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%* (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As of the date hereof, includes the following shares subject to the Tender Support Agreements (as defined below): 4,879,976 Shares (as defined below) over which Third Avenue Management LLC had sole voting and dispositive power on behalf of its investment advisory clients, 4,200,000 Shares beneficially owned by Inmobiliaria Carso, S.A. de C.V. and up to 5,440,770 Shares issuable upon the exercise of the Warrant (as defined below) issued pursuant to the Warrant Agreement (as defined below). Percentage ownership is calculated based on (i) 28,800,059 Shares outstanding, and (ii) 1,554,360 Shares issuable upon partial exercise of the Warrant, representing the maximum number of Shares issuable upon exercise of the Warrant as of the date hereof, in each case, as represented by Bronco in the Merger Agreement, as of April 14, 2011.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share, of Bronco Drilling Company, Inc., a Delaware corporation (“Bronco”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”). The principal executive offices of Bronco are located at 16217 North May Avenue, Edmond, OK 73013.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), Chesapeake Operating, Inc., an Oklahoma corporation (“Operating”), Nomac Drilling, L.L.C., an Oklahoma limited liability company (“Nomac Drilling”) and Nomac Acquisition, Inc., a Delaware corporation (“Nomac”) (Chesapeake, Operating, Nomac Drilling and Nomac, collectively, the “Reporting Persons”). The address of the principal business and principal office of each of the Reporting Persons is 6100 North Western Avenue, Oklahoma City, OK 73118. The telephone number of each of the Reporting Persons is (405) 848-8000.

Chesapeake is a producer of natural gas and a producer of oil and natural gas liquids in the United States. Operating is a direct wholly owned subsidiary of Chesapeake, and is the operator of oil and gas properties owned by other Chesapeake entities. Nomac Drilling is a direct wholly owned subsidiary of Operating, and is the fifth largest drilling rig contractor in the United States. Nomac is a direct wholly owned subsidiary of Nomac Drilling, and was recently incorporated for the purpose of acquiring all of the issued and outstanding shares of the common stock, par value $0.01 per share, of Bronco (the “Shares”) and consummating the transactions contemplated by the Merger Agreement (defined below in Item 4) and, to date, has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined below in Item 4), the Merger (defined below in Item 4) and the Merger Agreement. Until immediately prior to the time Nomac purchases Shares pursuant to the Offer, it is not anticipated that Nomac will have any significant assets or liabilities.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director and each controlling person of Chesapeake, Operating, Nomac Drilling and Nomac, and each executive officer and director of any corporation or other person ultimately in control of Chesapeake, Operating, Nomac Drilling and Nomac, are set forth on Annex A attached hereto.

During the last five years, none of Chesapeake, Operating, Nomac Drilling or Nomac, and to the best knowledge of each of Chesapeake, Operating, Nomac Drilling and Nomac, none of the persons on Annex A, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 25, 2011, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Tender Support Agreements described in Item 4 of this statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Tender Support Agreements (as defined in Item 4 below) by Chesapeake, Nomac and certain stockholders of Bronco. As a result of Nomac being its indirect and direct wholly owned subsidiary, respectively, each of Operating and Nomac Drilling may be deemed to share beneficial ownership of the Subject Shares that Nomac may be deemed to beneficially own. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Tender Support Agreements. It is currently anticipated that Chesapeake or Nomac will finance the acquisition of Shares in the Offer (as defined below in Item 4) with Chesapeake’s cash on hand, and/or revolving credit facility.

Item 4.	Purpose of the Transaction

On April 14, 2011, Chesapeake and Nomac entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bronco. Under the Merger Agreement, among other things, Nomac will commence a tender offer (the “Offer”) to purchase all of the Shares, at a price per Share of $11.00 in cash, without interest (the “Offer Price”). Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Nomac will be merged with and into Bronco (the “Merger”), and Bronco will survive the Merger as an indirect wholly owned subsidiary of Chesapeake (the “Surviving Corporation”). The Merger Agreement

provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger will only be able to be consummated after the stockholders of Bronco have adopted the Merger Agreement at a meeting of stockholders.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Bronco, Chesapeake or Nomac or their respective wholly owned subsidiaries, or by stockholders who have validly exercised their appraisal rights under Delaware law) will be converted automatically into the right to receive the Offer Price (the “Merger Consideration”). In addition, each Share that is restricted and is outstanding immediately prior to the Effective Time will vest in full and become non-forfeitable immediately prior to the Effective Time and will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration.

Under the Merger Agreement, and upon the terms and conditions contained therein, Nomac is obligated to commence the Offer as promptly as reasonably practicable after April 14, 2011, the date of the Merger Agreement. The Offer will remain open for at least 20 business days, which period may be extended under certain circumstances described in the Merger Agreement. Nomac’s obligation to accept for payment and pay for any Shares tendered in the Offer is subject to certain conditions, including (i) there having been validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder having been expired or terminated prior to the Expiration Date, (iii) the absence of any material adverse effect with respect to Bronco and (iv) certain other customary conditions. The Offer is not subject to a financing condition.

The Merger Agreement also provides that if Nomac purchases Shares pursuant to the Offer, or if the Effective Time occurs, then the warrant (the “Warrant”) related to the Warrant Agreement, dated September 18, 2009 (the “Warrant Agreement”), between Bronco and Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Imbursa (to the extent it is unexercised and outstanding as of immediately prior to the Conversion Time (as defined below)),will terminate and the holder will receive an amount in cash equal to the product of (1) the number of Shares that were purchasable upon exercise of the warrant as of the Conversion Time (determined without regard to any limitations set forth in the Warrant as to the exercisability thereof) and (2) the Offer Price less the exercise price of the warrant as in effect as of the Conversion Time. The “Conversion Time” means the earliest to occur of (a) the Effective Time, (b) 20 business days after the expiration date of the Offer or, if there is a subsequent offering period following the expiration date of the Offer, the expiration of the last subsequent offering period and (3) September 1, 2011.

Bronco granted to Nomac under the Merger Agreement an irrevocable option (the “Top-Up Option”), exercisable after the consummation of the Offer and prior to the Effective Time, to purchase at a price per Share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) from Bronco at a per Share purchase price equal to the Offer Price that, when added to the number of Shares owned by Chesapeake and Nomac at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis. If Chesapeake and Nomac shall acquire, together with the Shares held by Chesapeake, Nomac and any other subsidiary of Chesapeake, at least 90% of the outstanding Shares, they will complete the Merger through the “short form” procedures available under Section 253 of the DGCL.

The Merger Agreement also provides that, upon payment for Shares representing at least a majority of the total number of outstanding shares of Bronco’s common stock on a fully diluted basis, Nomac will be entitled to designate a number of directors to the board of directors of Bronco (the “Bronco Board”) in proportion with the percentage of the Shares it owns following the Offer. Between such time and the Effective Time, the Bronco Board will have at least two directors who are directors of Bronco on the date of the Merger Agreement and who are independent directors for purposes of the continued listing requirements of the Nasdaq Global Select Market.

Chesapeake, Nomac and Bronco have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding operation of the business of Bronco and its subsidiaries prior to the closing. In addition, Bronco has made certain covenants restricting Bronco from soliciting, or providing information or entering into discussions concerning, proposals relating to alternative business combination transactions. However, Bronco may take certain specified actions in response to an unsolicited proposal that the Bronco Board reasonably determines in good faith is, or could reasonably be expected to lead to, a proposal superior to the transactions contemplated in the Merger Agreement, if failure to take such actions would be reasonably expected to result in a breach of the Bronco Board’s fiduciary duties and other specified conditions are met. In such circumstances, and subject to certain obligations to notify Chesapeake and to other rights granted to Chesapeake, including the right to require Bronco to engage in good faith negotiations for an amendment to the Merger Agreement, the Bronco Board may cause Bronco to terminate the Merger Agreement in response to such superior proposal. Upon termination of the Merger Agreement in such circumstances or other specified circumstances, Bronco will be required to pay Chesapeake a termination fee of $13 million plus expenses of up to $1.5 million. Moreover, if Chesapeake terminates the Merger Agreement as a result of a breach of Bronco’s representations or warranties or Bronco’s failure to perform in any material respect under the Merger Agreement, which causes a failure of the

Offer conditions and which is not cured, or if the Offer expires or terminates without Chesapeake or Nomac having accepted for purchase any Shares (other than due to a breach of the Merger Agreement by the terminating party), then Bronco is required to pay Chesapeake’s reasonable out of pocket fees and expenses up to $1.5 million.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Bronco. Bronco’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Bronco, Chesapeake, Nomac or any of their respective subsidiaries or affiliates.

In connection with the execution and delivery of the Merger Agreement, Chesapeake and Nomac entered into tender support agreements, dated as of April 14, 2011 (the “Tender Support Agreements”), with Third Avenue Management LLC (“Third Avenue”), on behalf of its investment advisory clients, and with Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V (collectively with Third Avenue, the “Supporting Stockholders”). Pursuant to the Tender Support Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares beneficially owned by them (or, in the case of Third Avenue, beneficially owned by its investment advisory clients), or acquired by them (or, in the case of Third Avenue, acquired by its investment advisory clients) (including upon exercise of the Warrant) after such date (collectively, the “Subject Shares”). In addition, such stockholders have agreed, subject to certain exceptions, to vote the Subject Shares in favor of the Merger and to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger. The Tender Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement.

As of April 14, 2011, the Subject Shares included 4,879,976 Shares over which Third Avenue had sole voting and dispositive power on behalf of its investment advisory clients, 4,200,000 Shares beneficially owned by Inmobiliaria Carso, S.A. de C.V. and Shares issuable upon the exercise of the Warrant, which represents the right, subject to the terms and conditions set forth therein, to purchase up to 5,440,770 Shares. The Reporting Persons may be deemed to have acquired shared voting and disposition power with respect to the Subject Shares by reason of the execution and delivery of the Tender Support Agreements by Chesapeake and Nomac. As a result of Nomac being its direct and indirect wholly owned subsidiary, respectively, each of Operating and Nomac Drilling may be deemed to share beneficial ownership of the Subject Shares that Nomac may be deemed to beneficially own.

The foregoing descriptions of the Merger Agreement and Tender Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and Tender Support Agreements are referenced herein as Exhibits 2, 3 and 4, respectively, and are incorporated by reference into this Item 4.

The purpose of the transactions described above is for Chesapeake, through Nomac, to acquire control of, and the entire equity interest in, Bronco. Chesapeake required that the Supporting Stockholders agree to enter into the Stockholder Support Agreements to induce Chesapeake and Nomac to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Upon consummation of the Merger, Bronco will become a wholly owned subsidiary of Chesapeake, the Shares will cease to be freely traded or listed, Bronco common stock will be de-registered under the Securities Exchange Act of 1934, as amended, and Chesapeake will control the board of directors of Bronco and will make such other changes in the charter, bylaws, capitalization, management and business of Bronco as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D, Chesapeake, Operating, Nomac Drilling and Nomac do not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional Shares or the disposition of Shares; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Bronco or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of Bronco or any of its subsidiaries; (iv) any change in the present board of directors or management of Bronco, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of Bronco; (vi) any other material change in Bronco’s business or corporate structure; (vii) any change in Bronco’s certificate of incorporation or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of Bronco by any person; (viii) causing a class of securities of Bronco to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association; (ix) a class of equity securities of Bronco becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As a result of the Tender Support Agreements, as of April 14, 2011, the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), to share with the Supporting Shareholders the power to vote or direct the voting or disposition of the 14,520,746 Subject Shares (including the Shares issuable upon exercise of the Warrant), and thus, for the purpose of Rule 13d-3, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 14,520,746 Shares (including the Shares issuable upon exercise of the Warrant), which constitutes approximately 42.4% of the Shares (as represented by Bronco in the Merger Agreement and including the Shares issuable upon exercise of the Warrant). Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto beneficially owns any Shares. The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders and hereby disclaim beneficial ownership of any Shares beneficially owned by the Supporting Stockholders or any of their affiliates including, without limitation, the Subject Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares, and the Reporting Persons expressly disclaim all beneficial ownership of such Shares.

See the foregoing descriptions of the Merger Agreement and Tender Support Agreements set forth in Item 4, which are incorporated herein by reference. The Merger Agreement and Tender Support Agreements are referenced herein as Exhibits 2, 3 and 4, respectively, and are incorporated by reference into this Item 4.

(b) Except to the extent that it may be deemed to by virtue of the Tender Support Agreements, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any of the Shares.

The Reporting Persons may be deemed in certain circumstances to have the shared power with the Supporting Stockholders to vote the 14,520,746 Subject Shares (including the Shares issuable upon exercise of the Warrant). However, the Reporting Persons (i) are not entitled to any rights as a stockholder of Bronco as to the Subject Shares, except as otherwise expressly provided in the Tender Support Agreements, and (ii) disclaim any beneficial ownership of any of the Subject Shares.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders and hereby disclaim beneficial ownership of any Shares beneficially owned by the Supporting Stockholders or any of their affiliates including, without limitation, the Subject Shares.

(c) Except for the Merger Agreement and the Tender Support Agreements described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has effected any transactions in the Shares during the past 60 days.

(d) Except for the Merger Agreement and the Tender Support Agreements described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Bronco reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Tender Support Agreements described above, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Annex A hereto, and any person with respect to the securities of Bronco, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of April 25, 2011, by and among Chesapeake Energy Corporation, Chesapeake Operating, Inc., Nomac Drilling, L.L.C. and Nomac Acquisition, Inc.

Exhibit 2	Agreement and Plan of Merger, dated as of April 14, 2011, among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc.

Exhibit 3	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc., Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V.

Exhibit 4	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Third Avenue Management LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2011

CHESAPEAKE ENERGY CORPORATION.

By:	/s/ Domenic J. Dell’Osso, Jr.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Executive Vice President and Chief Financial Officer

CHESAPEAKE OPERATING, INC.

By:	/s/ Domenic J. Dell’Osso, Jr.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Executive Vice President and Chief Financial Officer

NOMAC DRILLING, L.L.C.

By:	/s/ Domenic J. Dell’Osso, Jr.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Executive Vice President and Chief Financial Officer

NOMAC ACQUISITION, INC.

By:	/s/ Domenic J. Dell’Osso, Jr.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Executive Vice President and Chief Financial Officer

Annex A

Chesapeake Energy Corporation

Set forth below are the name and present principal occupation of each director and executive officer of Chesapeake Energy Corporation as of April 14, 2011. The business address of Chesapeake Energy Corporation is 6100 North Western Avenue, Oklahoma City, OK 73118. All directors and executive officers set forth below are United States citizens.

Name	Present Principal Occupation
Aubrey K. McClendon	Chairman of the Board and Chief Executive Officer of Chesapeake Energy Corporation

Domenic J. Dell’Osso, Jr.	Executive Vice President and Chief Financial Officer of Chesapeake Energy Corporation

Steven C. Dixon	Executive Vice President—Operations and Geosciences and Chief Operating Officer of Chesapeake Energy Corporation

Douglas J. Jacobson	Executive Vice President—Acquisitions and Divestitures of Chesapeake Energy Corporation

Martha A. Burger	Senior Vice President—Human and Corporate Resources of Chesapeake Energy Corporation

Henry J. Hood	Senior Vice President—Land and Legal and General Counsel of Chesapeake Energy Corporation

Jennifer M. Grigsby	Senior Vice President, Treasurer and Corporate Secretary of Chesapeake Energy Corporation

Michael A. Johnson	Senior Vice President—Accounting, Controller and Chief Accounting Officer of Chesapeake Energy Corporation

Richard K. Davidson	Director of Chesapeake Energy Corporation and a member of the board of advisors of Thayer/Hidden Creek, a private equity firm headquartered in Washington, D.C. (1455 Pennsylvania Avenue, N.W., Suite 360)

Kathleen M. Eisbrenner	Director of Chesapeake Energy Corporation and Founder and Chief Executive Officer of Next Decade a company that is positioned to create new opportunities in the integrated international liquefied natural gas (LNG) industry. (21 Waterway Avenue, Suite 300, The Woodlands, TX 77380)

V. Burns Hargis	Director of Chesapeake Energy Corporation and President of Oklahoma State University (107 Whitehurst Hall, Stillwater, OK 74078)

Frank Keating	Director of Chesapeake Energy Corporation and President and Chief Executive Officer of the American Bankers Association, a large trade organization based in Washington, D.C. (1120 Connecticut Avenue, NW, Washington, DC 20036)

Name	Present Principal Occupation
Charles T. Maxwell	Director of Chesapeake Energy Corporation and Senior Energy Analyst with Weeden & Co., an institutional brokerage firm located in Greenwich, Connecticut (145 Mason Street, Greenwich, CT 06830)

Merrill A. Miller, Jr.	Director of Chesapeake Energy Corporation and Chairman, President and Chief Executive Officer of National Oilwell Varco, Inc., a supplier of oilfield services, equipment and components to the worldwide oil and natural gas industry (7909 Parkwood Circle Drive, Houston, TX 77036)

Don Nickles	Founder and President of The Nickles Group, a consulting and business venture firm in Washington, D.C. (601 Thirteenth St. NW, Suite 250 North, Washington, D.C. 20005)

Frederick B. Whittemore	Director of Chesapeake Energy Corporation and an advisory director of Morgan Stanley, a global financial services firm and a market leader in securities, asset management and credit (1585 Broadway, New York, New York 10036)

Chesapeake Operating, Inc.

Set forth below are the name and present principal occupation of each director and executive officer of Chesapeake Operating, Inc. as of April 14, 2011. The business address of Chesapeake Operating, Inc. is 6100 North Western Avenue, Oklahoma City, OK 73118. All directors and executive officers set forth below are United States citizens.

Name	Present Principal Occupation
Aubrey K. McClendon	Director and Chief Executive Officer of Chesapeake Operating, Inc.

Domenic J. Dell’Osso, Jr.	Executive Vice President and Chief Financial Officer of Chesapeake Operating, Inc.

Steven C. Dixon	Director and Executive Vice President—Operations and Geosciences and Chief Operating Officer of Chesapeake Operating, Inc.

Douglas J. Jacobson	Executive Vice President—Acquisitions and Divestitures of Chesapeake Operating, Inc.

Martha A. Burger	Senior Vice President—Human and Corporate Resources of Chesapeake Operating, Inc.

Henry J. Hood	Senior Vice President—Land and Legal and General Counsel of Chesapeake Operating, Inc.

Jennifer M. Grigsby	Senior Vice President, Treasurer and Corporate Secretary of Chesapeake Operating, Inc.

Michael A. Johnson	Senior Vice President—Accounting, Controller and Chief Accounting Officer of Chesapeake Operating, Inc.

Nomac Drilling, L.L.C.

Set forth below are the name and present principal occupation of each executive officer of Nomac Drilling, L.L.C. as of April 14, 2011. The business address of Nomac Drilling, L.L.C. is 6100 North Western Avenue, Oklahoma City, OK 73118. All executive officers set forth below are United States citizens.

Name	Present Principal Occupation
Aubrey K. McClendon	Chief Executive Officer of Nomac Drilling, L.L.C.

Domenic J. Dell’Osso, Jr.	Executive Vice President and Chief Financial Officer of Nomac Drilling, L.L.C.

Steven C. Dixon	Executive Vice President—Operations and Geosciences and Chief Operating Officer of Nomac Drilling, L.L.C.

Douglas J. Jacobson	Executive Vice President—Acquisitions and Divestitures of Nomac Drilling, L.L.C.

Martha A. Burger	Senior Vice President—Human and Corporate Resources of Nomac Drilling, L.L.C.

Henry J. Hood	Senior Vice President—Land and Legal and General Counsel of Nomac Drilling, L.L.C.

Jennifer M. Grigsby	Senior Vice President, Treasurer and Corporate Secretary of Nomac Drilling, L.L.C.

Michael A. Johnson	Senior Vice President—Accounting, Controller and Chief Accounting Officer of Nomac Drilling, L.L.C.

Nomac Acquisition, Inc.

Set forth below are the name and present principal occupation of each director and executive officer of Nomac Acquisition, Inc. as of April 14, 2011. The business address of Nomac Acquisition, Inc. is 6100 North Western Avenue, Oklahoma City, OK 73118. All directors and executive officers set forth below are United States citizens.

Name	Present Principal Occupation
Aubrey K. McClendon	Director and Chief Executive Officer of Nomac Acquisition, Inc.

Domenic J. Dell’Osso, Jr.	Executive Vice President and Chief Financial Officer of Nomac Acquisition, Inc.

Steven C. Dixon	Director and Executive Vice President—Operations and Geosciences and Chief Operating Officer of Nomac Acquisition, Inc.

Douglas J. Jacobson	Executive Vice President—Acquisitions and Divestitures of Nomac Acquisition, Inc.

Name	Present Principal Occupation
Martha A. Burger	Senior Vice President—Human and Corporate Resources of Nomac Acquisition, Inc.

Henry J. Hood	Senior Vice President—Land and Legal and General Counsel of Nomac Acquisition, Inc.

Jennifer M. Grigsby	Senior Vice President, Treasurer and Corporate Secretary of Nomac Acquisition, Inc.

Michael A. Johnson	Senior Vice President—Accounting, Controller and Chief Accounting Officer of Nomac Acquisition, Inc.

Chesapeake Energy Corporation is the sole stockholder of Chesapeake Operating, Inc. Chesapeake Operating, Inc. is the sole member of Nomac Drilling, L.L.C. Nomac Drilling, L.L.C. is the sole stockholder of Nomac Acquisition, Inc.

Except as reported in Item 5, none of the persons listed above beneficially owns any Shares.

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